Filed Pursuant to Rule 424(b)(3)

File Number 333-123228

PROSPECTUS SUPPLEMENT NO. 12

to Prospectus declared

effective on June 12, 2006

(Registration No. 333-123228)

SPARK NETWORKS PLC

This Prospectus Supplement No. 12 supplements our Prospectus dated June 12, 2006 and Prospectus Supplements Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 (collectively referred to as, the “Prospectus Supplements”) dated June 20, 2006, July 10, 2006, August 4, 2006, August 11, 2006, September 21, 2006, November 9, 2006, November 15, 2006, November 22, 2006, November 30, 2006, February 7, 2007, and February 13, 2007, respectively. The selling shareholders identified in the Prospectus are offering ordinary shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share. We will not receive any proceeds from the sale of the shares by the selling shareholders, except for funds received from the exercise of warrants and options held by selling shareholders, if and when exercised.

You should read this Prospectus Supplement No. 12 together with the Prospectus and Prospectus Supplements.

This Prospectus Supplement No. 12 includes certain information from a press release issued on February 13, 2007 announcing our fourth quarter and full year 2006 financial results.

Our ADSs are listed on the American Stock Exchange under the trading symbol “LOV.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 12 is February 13, 2007.

SPARK NETWORKS(R) REPORTS FOURTH QUARTER AND FULL YEAR 2006 FINANCIAL RESULTS

– ACHIEVES PROFITABILITY IN 2006 –

BEVERLY HILLS, Calif., February 13, 2007—Spark Networks plc (AMEX: LOV), a leading provider of online personals services, today reported fourth quarter and full year 2006 financial results.

HIGHLIGHTS

•	Reported Full Year Revenue of $68.9 Million

•	Generated Full Year Net Income of $6.6 Million

•	Delivered Full Year EPS of $0.21

•	Reported Cash Flow from Operations of $13.1 Million

(more...)

FINANCIAL RESULTS

Reported revenue for the fourth quarter of 2006 was $17.2 million, an increase of 4%, compared to $16.6 million for the same period in 2005. Revenue for the year ended December 31, 2006 was $68.9 million, an increase of 5%, compared to revenue of $65.5 million for the year ended December 31, 2005.

Total operating expenses for the fourth quarter of 2006 were $8.3 million, a decrease of 23%, compared to $10.8 million for the same period in 2005. Total operating expenses for the year ended December 31, 2006 were $37.7 million a decrease of 10%, compared to operating expenses of $42.0 million for the same period ended December 31, 2005. Excluding stock option expense as a result of the Company’s adoption of the Statement of Financial Accounting Standards No. 123 R (“SFAS 123 R”) in the third quarter of 2005, operating expenses for 2006 decreased 14% to $33.8 million. Periods prior to the third quarter of 2005 do not contain any expense for share options in accordance with SFAS 123 R.

The Company reported net income of $2.7 million, or $0.09 per diluted share, for the fourth quarter of 2006, compared to a net loss of $(403,000), or $(0.01) per share, for the same period in 2005. For the year ended December 31, 2006, the Company reported net income of $6.6 million, or $0.21 per diluted share, compared to a net loss of $(1.4) million, or $(0.06) per share, for the year ended December 31, 2005.

EBITDAS(1) for the fourth quarter of 2006 was $5.0 million, an increase of 157% compared to EBITDAS of $2.0 million during the same period in 2005. Fourth quarter EBITDAS was boosted by a gain of $300,000 on the sale of the Company’s stake in Playahead AB, a Swedish social networking company. EBITDAS for the year ended December 31, 2006 was $15.2 million, an increase of 151%, compared to EBITDAS of $6.0 million for the year ended December 31, 2005. See the attached Consolidated Statement of Operations for a reconciliation of EBITDA and EBITDAS to net income (loss).

BALANCE SHEET, CASH, DEBT

As of December 31, 2006, the Company had a cash and marketable securities position of $20.6 million, compared to cash and marketable securities of $17.3 million for the year ended December 31, 2005. Cash and marketable securities, net of debt, was $19.3 million at December 31, 2006, compared to $6.5 million at December 31, 2005. In 2006, the Company paid the remaining $9.0 million in debt due as a result of the MingleMatch(TM) acquisition, as well as $2.0 million with respect to the acquisition of LDSSingles.com(R).

Cash flow from operations for the year ended December 31, 2006 was $13.1 million, an increase of 232%, compared to cash flow from operations of $3.9 million for 2005. The increased operating cash flow was driven by increased revenue combined with a reduction in operating costs, excluding stock compensation. In addition, cash generation in the fourth quarter was positively impacted by $1.4 million in proceeds from the sale of the Company’s 20% interest in Playahead AB. As of December 31, 2006, the Company has accumulated over $40 million of net operating losses for tax purposes.

At the Annual Meeting of Shareholders on November 21, 2006, the Company’s shareholders approved a share repurchase program. Under that program, from November 22, 2006 to December 31, 2006, the Company repurchased 94,559 shares at a weighted average price of $5.70. All shares repurchased are earmarked for cancellation and are therefore not included as shares outstanding in the Company’s share count and weighted average shares outstanding at year end.

SEGMENT REPORTING(2)

The Company reported fourth quarter 2006 revenue for its JDate(R) segment of $7.2 million, an increase of 6%, compared to $6.8 million for the same period in 2005. For the year ended December 31, 2006, JDate segment revenue was $28.3 million, an increase of 9%, compared to $26.0 million for the year ended

December 31, 2005.

Fourth quarter 2006 revenue for the Company’s AmericanSingles(R) segment was $4.7 million, a decrease of 30%, compared to $6.7 million for the same period in 2005. For the year ended December 31, 2006, AmericanSingles segment revenue was $22.4 million, a decrease of 23%, compared to $29.2 million for the year ended

December 31, 2005.

The Company reported fourth quarter 2006 revenue for its Other Businesses segment of $5.4 million, an increase of 73%, compared to $3.1 million in the same period in 2005. For the year ended December 31, 2006, the Other Businesses segment reported revenue of $18.2 million, an increase of 76%, compared to $10.3 million for the year ended December 31, 2005.

BUSINESS METRICS

AVERAGE PAYING SUBSCRIBERS:

Average paying subscribers for the Company’s JDate segment were 74,775 during the fourth quarter of 2006, an increase of 4%, compared to 71,967 from the same period in 2005. For the year ended December 31, 2006, average paying subscribers for JDate were 74,983, an increase of 8%, compared to 69,299 for the year ended December 31, 2005.

Average paying subscribers for the Company’s AmericanSingles segment were 68,847 during the fourth quarter of 2006, a decrease of 22%, compared to 88,669 from the same period in 2005. For the year ended December 31, 2006, average paying subscribers for AmericanSingles were 80,519, a decrease of 22%, compared to 102,914 for the year ended December 31, 2005.

Average paying subscribers for the Company’s Other Businesses segment were 92,987 during the fourth quarter of 2006, an increase of 64%, compared to 56,640 from the same period in 2005. For the year ended December 31, 2006, average paying subscribers for the Company’s Other Businesses were 81,366, an increase of 91%, compared to 42,580 for the year ended December 31, 2005.

Average paying subscribers for the Company, as a whole, in the fourth quarter of 2006, were approximately 236,609, an increase of 9%, compared to 217,276 from the same period in 2005. For the year, average paying subscribers were 236,868, an increase of 10%, compared to 214,793 for the year ended December 31, 2005.

SUBSCRIBER ACQUISITION COST(3):

Direct subscriber acquisition cost (SAC) for the Company’s JDate segment in the fourth quarter of 2006 was $14.62, an increase of 19%, compared to $12.25 from the same period in 2005. For the year ended December 31, 2006, SAC for the Company’s JDate segment totaled $14.12, an increase of 11% compared to $12.70, for the year ended December 31, 2005.

SAC for the Company’s AmericanSingles segment in the fourth quarter of 2006 was $44.19, an increase of 23%, compared to $35.85 from the same period in 2005. For the year ended December 31, 2006, SAC for the Company’s AmericanSingles segment totaled $39.13, an increase of 11%, compared to $35.16 for the year ended December 31, 2005.

SAC for the Company’s Other Businesses segment in the fourth quarter of 2006 was $25.88, a decrease of 13%, compared to $29.72 from the same period in 2005. For the year ended December 31, 2006, SAC for the Company’s Other Businesses segment totaled $28.66, a decrease of 11%, compared to $32.05 for the year ended December 31, 2005.

SAC for the Company, as a whole, in the fourth quarter of 2006 was $28.12, an increase of 2%, compared to $27.50 from the same period last year. For the year ended December 31, 2006, SAC totaled $28.40, compared to $28.36 for the year ended December 31, 2005.

AMEX BELL RINGING CEREMONY

Separately, the Company announced that it is scheduled to ring the opening bell at the American Stock Exchange (AMEX) tomorrow, Valentines Day, to commemorate the one year anniversary of its AMEX listing. The Company began trading on AMEX under the ticker “LOV” on February 14, 2006.

INVESTOR CONFERENCE CALL AND WEBCAST:

The Company will discuss its financial results during a live teleconference today at 1:30 p.m. Pacific time and 10:30 p.m. Frankfurt time.

Call Title:	Spark Networks 2006 Financial Results
Toll-Free (United States):	+1-800-632-2989
International:	+1-973-935-8758
Confirmation #:	8321321

One-Week Replay
Toll-Free (United States):	+1-877-519-4471
International:	+1-973-341-3080
PIN Number:	8321321

The Company will also host a webcast of the call which will be accessible on the company’s website in the Investor Relations section under “Featured Events”: http://www.spark.net/investor.htm

SAFE HARBOR STATEMENT:

This press release contains forward-looking statements. Any statements in this news release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “intends,” “goal,” “objective,” “seek,” “attempt,” or variations of these or similar words, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to our ability to: attract members; convert members into paying subscribers and retain our paying subscribers; keep pace with rapid technological changes; maintain the strength of our existing brands; and maintain and enhance those brands and our dependence upon the telecommunications infrastructure and our networking hardware and software infrastructure. For a discussion of these and further risks and uncertainties, please see our filings with the Securities and Exchange Commission. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our public filings with the SEC also are available from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ABOUT SPARK NETWORKS PLC:

Spark Networks’ American Depository Shares trade on the American Stock Exchange under the symbol “LOV,” and its Global Depositary Shares trade on the Frankfurt Stock Exchange under the symbol “MHJG.” The Spark Networks portfolio of consumer websites includes, among others, JDate.com (www.jdate.com), AmericanSingles.com (www.americansingles.com), BBWPersonalsPlus(R).com (www.bbwpersonalsplus.com), BlackSingles.com(R) (www.blacksingles.com), CatholicMingle(TM).com (www.catholicmingle.com), LDSMingle(R).com (www.ldsmingle.com), LDSSingles(R).com (www.ldssingles.com), PrimeSingles(TM).net (www.primesingles.net), and Relationships.com(TM) (www.relationships.com).

FOR MORE INFORMATION
Investors:	Mark Thompson
+ 1-323-836-3000
mthompson@spark.net

Media:	Gail Laguna
+ 1-323-836-3000
glaguna@spark.net

(1) “EBITDAS” is defined as earnings before interest, taxes, depreciation, amortization and share-based compensation. EBITDAS should not be construed as a substitute for net income (loss) or net cash provided by (used in) operating activities (all as determined in accordance with GAAP) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and other GAAP financial performance measures, including an indirect measure of operating cash flow. As such, management believes that the investment community finds it to be a useful tool to perform meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations.

(2) In accordance with Financial Accounting Standard No. 131, the Company’s financial reporting includes detailed data on three separate operating segments. The JDate segment consists of the Company’s JDate.com website and its co-branded websites. The AmericanSingles segment consists of the Company’s AmericanSingles.com website and its co-branded and private label websites. The Other Businesses segment consists of all of the Company’s other websites and businesses.

(3) Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.

(CONSOLIDATED FINANCIAL STATEMENTS TO FOLLOW)

SPARK NETWORKS PLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	DECEMBER 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$20,412	$17,096
Marketable securities	196	196
Restricted cash	2,070	1,126
Accounts receivable, net of allowance of $0 and $13	1,200	932
Deferred tax asset	117	101
Prepaid expenses and other	1,509	1,351

Total current assets	25,504	20,802
Property and equipment, net	2,306	4,453
Goodwill, net	19,236	17,344
Intangible assets, net	4,406	4,627
Investment in noncontrolled affiliate	—	1,099
Deposits and other assets	72	295

Total assets	$51,524	$48,620

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$1,487	$2,267
Accrued liabilities	4,985	3,632
Deferred revenue	4,051	4,991
Notes payable – current portion	1,314	9,930
Current portion of obligations under capital leases	43	—

Total current liabilities	11,880	20,820
Deferred tax liability	1,680	1,717
Notes payable – long term	—	900
Obligations under capital leases- long term	59	—

Total liabilities	13,619	23,437
Shares subject to rescission	8,540	6,089
Commitments and contingencies	—	—
Shareholders’ equity:

Authorized capital (pound)800,000 divided into 80,000,000 ordinary shares of 1p each; issued and outstanding 30,941,465 shares as of December 31, 2006, 30,241,496 shares as of December 31, 2005 at a stated value of:	514	487
Additional paid-in-capital	67,113	64,064
Accumulated other comprehensive income (loss)	248	(302)
Notes receivable from employees	—	(82)
Accumulated deficit	(38,510)	(45,073)

Total shareholders’ equity	29,365	19,094

Total liabilities and shareholders’ equity	$51,524	$48,620

SPARK NETWORKS PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	THREE MONTHS ENDED DECEMBER 31,		YEARS ENDED DECEMBER 31,
	2006	2005	2006	2005	2004
Net revenues	$17,237	$16,586	$68,853	$65,511	$65,052

Direct marketing expenses	6,224	6,059	24,574	24,411	31,240

Contribution margin	11,013	10,527	44,279	41,100	33,812
Operating expenses(1):
Indirect marketing	197	300	1,130	1,208	2,607
Customer service	992	888	3,708	2,827	3,379
Technical operations	1,500	2,077	7,638	7,546	7,184
Product development	770	907	3,296	4,118	2,013
General and administrative	4,430	6,246	20,606	25,074	29,253
Amortization of intangible assets other than goodwill	300	237	1,184	1,085	860
Impairment of long-lived assets	114	105	114	105	208

Total operating expenses	8,303	10,760	37,676	41,963	45,504

Operating income (loss)	2,710	(233)	6,603	(863)	(11,692)

Interest (income) loss and other expenses, net	(522)	426	(696)	711	(66)

Income (loss) before income taxes	3,232	(659)	7,299	(1,574)	(11,626)

Provision (benefit) for income taxes	531	(256)	736	(136)	1

Net income (loss)	$2,701	$(403)	$6,563	$(1,438)	$(11,627)

Net income (loss) per share – basic	$0.09	$(0.01)	$0.21	$(0.06)	$(0.51)

Net income (loss) per share – diluted	$0.09	$(0.01)	$0.21	$(0.06)	$(0.51)

Weighted average shares outstanding – basic	30,945	27,530	30,580	26,105	22,667

Weighted average shares outstanding – diluted	31,320	27,530	31,248	26,105	22,667

EBITDA
Net income (loss)	$2,701	$(403)	$6,563	$(1,438)	$(11,627)
Interest	(57)	81	(166)	193	(32)
Taxes	531	(256)	736	(136)	1
Depreciation	716	913	2,968	3,624	3,065
Amortization	300	237	1,184	1,085	860

EBITDA	4,191	572	11,285	3,328	(7,733)
Share based compensation	851	1,393	3,867	2,717	1,704

EBITDAS	$5,042	$1,965	$15,152	$6,045	$(6,029)

1. Share based compensation included in operating expenses:
Indirect marketing	$7	$14	$40	$24	$156
Customer service	16	22	70	44	—
Technical operations	147	170	652	338	22
Product development	90	124	397	248	—
General and administrative	591	1,063	2,708	2,063	1,526

SPARK NETWORKS PLC

SEGMENT RESULTS FROM OPERATIONS

(in thousands)

	THREE MONTHS ENDED DECEMBER 31,		YEARS ENDED DECEMBER 31,
	2006	2005	2006	2005	2004
NET REVENUES
JDate	$7,176	$6,800	$28,301	$25,961	$23,820
AmericanSingles	4,701	6,691	22,396	29,217	35,224
Other Businesses	5,360	3,095	18,156	10,333	6,008

Total net revenues	$17,237	$16,586	$68,853	$65,511	$65,052

DIRECT MARKETING EXPENSES
JDate	$850	$775	$3,295	$2,885	$1,740
AmericanSingles	2,676	3,597	11,870	15,167	24,954
Other Businesses	2,698	1,687	9,409	6,359	4,546

Total direct marketing expenses	$6,224	$6,059	$24,574	$24,411	$31,240

CONTRIBUTION MARGIN
JDate	$6,326	$6,025	$25,006	$23,076	$22,080
AmericanSingles	2,025	3,094	10,526	14,050	10,270
Other Businesses	2,662	1,408	8,747	3,974	1,462

Total contribution margin	$11,013	$10,527	$44,279	$41,100	$33,812

SPARK NETWORKS PLC

SEGMENT METRICS

(For the Period)

	THREE MONTHS ENDED DECEMBER 31,		YEARS ENDED DECEMBER 31,
	2006	2005	2006	2005	2004
AVERAGE PAYING SUBSCRIBERS
JDate	74,775	71,967	74,983	69,299	69,833
AmericanSingles	68,847	88,669	80,519	102,914	132,464
Other Businesses	92,987	56,640	81,366	42,580	23,796

Total	236,609	217,276	236,868	214,793	226,093

AVERAGE MONTHLY NET REVENUE PER PAYING SUBSCRIBER
JDate	$31.99	$31.50	$31.45	$31.22	$28.42
AmericanSingles	22.76	25.15	23.18	23.66	22.16
Other Businesses	17.24	18.21	17.21	18.27	16.75
Total	23.51	25.45	23.75	25.03	23.53

DIRECT SUBSCRIBER ACQUISITION COST
JDate	$14.62	$12.25	$14.12	$12.70	$8.09
AmericanSingles	44.19	35.85	39.13	35.16	43.29
Other Businesses	25.88	29.72	28.66	32.05	34.74
Total	28.12	27.50	28.40	28.36	33.85

MONTHLY SUBSCRIBER CHURN
JDate	24.7%	27.0%	25.5%	26.8%	25.8%
AmericanSingles	26.9%	38.1%	32.4%	37.8%	35.6%
Other Businesses	28.5%	27.5%	26.7%	27.0%	26.8%
Total	26.5%	31.7%	28.2%	32.1%	31.7%

WE DEFINE OUR KEY BUSINESS METRICS AS FOLLOWS:

•

Average paying subscribers: Paying subscribers are defined as individuals who have paid a monthly fee for access to communication and website features beyond those provided to our members. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

•

Average monthly net revenue per paying subscriber: Average monthly net revenue per paying subscriber represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

•

Direct subscriber acquisition cost: Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.

•

Monthly subscriber churn: Monthly subscriber churn represents the ratio, expressed as a percentage, of (i) the number of paying subscriber cancellations during the period divided by the number of average paying subscribers during the period and (ii) the number of months in the period.